Exhibit A

JOINT FILING AGREEMENT

THIS JOINT FILING AGREEMENT is entered into as of August 4, 2015, by and among the parties hereto.  The undersigned hereby agree that the Statement on Schedule 13D with respect to the Ordinary shares, par value $0.10 per share, of LDK Solar CO., Ltd., an exempted company with limited liability existing under the laws of the Cayman Islands, and any amendment thereafter signed by each of the undersigned shall be (unless otherwise determined by the undersigned) filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

China Development Bank International Holdings Limited

By:	/s/ Meng Tianshan
Name: Meng Tianshan
Title: CEO

China Development Bank Capital Corporation Ltd.

By:	/s/ Fan Haibin
Name: Fan Haibin
Title: CEO